Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension and Profit Sharing Committee and Participants

Macy's, Inc. 401(k) Retirement Investment Plan:

We consent to the incorporation by reference in the Registration Statements (No. 333-213707, 333-153719, 333-133080 and 333-104017) on Form S-8 of Macy’s Inc. of our report dated June 28, 2022, with respect to the statements of net assets available for benefits of Macy's, Inc. 401(k) Retirement Investment Plan as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule as of December 31, 2021, which report appears in the annual report on Form 11-K of the Macy's, Inc. 401(k) Retirement Investment Plan for the year ended December 31, 2021.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, OH

June 28, 2022